Centene Corporation						Exhibit 12.1
Computation of ratio of earnings to fixed charges
($ in thousands)
	For the Six Months Ended	Year Ended December 31,
	June 30, 2008	2007	2006	2005	2004	2003
Earnings:
Pre-tax earnings from continuing operations	$69,890	$63,636	$33,582	$57,387	$69,429	$51,893
Addback:
Fixed charges	11,383	20,863	14,402	6,338	2,951	1,232
Total earnings	$81,273	$84,499	$47,983	$63,724	$72,380	$53,125

Fixed Charges:
Interest expense	$8,059	$15,626	$10,636	$3,990	$680	$194
Interest component of rental payments (1)	3,324	5,237	3,766	2,348	2,271	1,038
Total fixed charges	$11,383	$20,863	$14,402	$6,338	$2,951	$1,232

Ratio of earnings to fixed charges	7.14	4.05	3.33	10.05	24.53	43.12

Dollar amount of deficiency	-	-	-	-	-	-

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.